EXHIBIT 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE REPORTS FINANCIAL RESULTS FOR QUARTER ENDED JUNE 30, 2025

WINNIPEG, CANADA – (August 20, 2025) Medicure Inc. (“Medicure” or the “Company”) (TSXV:MPH, OTC:MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, today reported its results from operations for the quarter ended June 30, 2025.

Quarter Ended June 30, 2025 Highlights:

•	Recorded total net revenue of $6.7 million during the quarter ended June 30, 2025 compared to $5.2 million for the quarter ended June 30, 2024 and;

•	Recorded total net revenue from the sale of AGGRASTAT® of $1.7 million during the quarter ended June 30, 2025 compared to $1.8 million for the quarter ended June 30, 2024 and;

•	Recorded total net revenue from the Marley Drug business of $3.1 million ($908,000 from sales of ZYPITAMAG®, and $2.2 million from other pharmacy revenue) during the quarter ended June 30, 2025 compared to $2.7 million ($790,000 from sales of ZYPITAMAG® and $1.9 million from other pharmacy revenue) for the quarter ended June 30, 2024 and;

•	Recorded total net revenue from the sale of ZYPITAMAG® of $1.7 million ($751,000 through the insured business, and $908,000 through Marley Drug) during the quarter ended June 30, 2025 compared to $1.4 million ($654,000 through insured business and $790,000 through Marley Drug) for the quarter ended June 30, 2024 and;

•	Recorded total net revenue from the Gateway Pharmacy business of $764,000 during the quarter ended June 30, 2025 and;

•	Recorded total net revenue from the West Olympia Pharmacy business of $328,000 during the quarter ended June 30, 2025 and;

•	Medicure invested $741,000 in research and development during the quarter ended June 30, 2025, underscoring our commitment to advancing innovative therapies, such as the Phase 3 trial of Medicure’s investigational product MC-1 for the treatment of PNPO deficiency and delivering long-term value to patients and shareholders, and;

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•	Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA1) for the quarter ended June 30, 2025 was negative $28,000 compared to adjusted EBITDA of negative $514,000 for the quarter ended June 30, 2024 and;

•	Net loss for the quarter ended June 30, 2025 was $786,000 or $0.08 per share compared to a net loss of $1.2 million or $0.12 per share for the quarter ended June 30, 2024.

Financial Results

AGGRASTAT® revenues have remained consistent when compared to the same period in the previous year, as described above, despite competition from generic tirofiban hydrochloride.

The Marley Drug business contributed $3.1 million of revenue for the quarter ended June 30, 2025 compared to $2.7 million for the quarter ended June 30, 2024. Marley Drug is a US pharmacy licensed to ship medications to all 50 states, Washington D.C. and Puerto Rico. The increase in revenue is due to a higher volume of product sold, including increased sales of ZYPITAMAG® and BRENZAVVY® through both the online e-commerce platform and the legacy mail-order business, offset by lower sales of certain generic pharmaceutical products.

ZYPITAMAG® through insured channels contributed $751,000 of revenue for the quarter ended June 30, 2025 compared to $654,000 through insured channels for the quarter ended June 30, 2024. The increase in revenues in 2025 can be attributed to changes in insurance coverage and formularies and increased utilization of the product through insurance formularies, specifically Medicare Part D.

Revenue through Gateway Pharmacy during the quarter ended June 30, 2025 was $764,000. Revenue through West Olympia Pharmacy during the quarter ended June 30, 2025 was $328,000. The revenue recorded through West Olympia Pharmacy during the current quarter was from sales made during the period June 16, 2025 to June 30, 2025. Both Gateway Pharmacy and West Olympia Pharmacy were acquired during the current year, and as a result, the Company did not earn any revenue through these pharmacies during the prior year. The Company intends on offering ZYPITAMAG® through these two pharmacies in subsequent quarters in addition to other product offerings which have increased revenue at Marley Drug.

Adjusted EBITDA for the quarter ended June 30, 2025 was negative $28,000 compared to negative $514,000 for the quarter ended June 30, 2024. The increase in adjusted EBITDA for the quarter ended June 30, 2025 resulted from an increase in revenue through Marley Drug, Gateway Pharmacy and West Olympia Pharmacy and ZYPITAMAG®, a decrease in general and administrative expenses as a result of lower professional fees incurred and a decrease in research and development expenses, offset by a decrease in AGGRASTAT® revenue, higher cost of goods sold through Marley Drug and higher selling expenses through the retail pharmacy operating segment.

Net loss for the quarter ended June 30, 2025 was $786,000 or $0.08 per share compared to a net loss of $1.2 million or $0.12 per share for the quarter ended June 30, 2024. The main factors contributing to the change in net loss recorded for the quarter ended June 30, 2025 were an increase in revenue through Marley Drug, Gateway Pharmacy and West Olympia Pharmacy and ZYPITAMAG®, a decrease in general and administrative expenses and a decrease in research and development expenses, offset by a decrease in AGGRASTAT® revenue, higher cost of goods sold through Marley Drug and higher selling expenses through the retail pharmacy operating segment.

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At June 30, 2025, the Company had unrestricted cash totaling $4.7 million, a decrease from $7.2 million of unrestricted cash held as of December 31, 2024. Cash flows used in operating activities for the six month period ended June 30, 2025 was $73,000 compared to cash used in operating activities of $162,000 for the period ended June 30, 2024. Cash used in investing activities for the period ended June 30, 2025 was $2.2 million compared to $191,000 for the period ended June 30, 2024. The cash used in investing activities for the period ended June 30, 2025 related to the Company’s acquisitions of Gateway Pharmacy and West Olympia Pharmacy during the current year.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

The full financial statements are available at www.sedar.com and on the Company’s website at www.medicure.com.

Notes

(1)

The Company defines EBITDA as “earnings before interest, taxes, depreciation and amortization” and Adjusted EBITDA as “EBITDA adjusted for non cash and non-recurring items”. The terms “EBITDA” and “Adjusted EBITDA”, as it relates to the three month period ended June 30, 2025 and 2024 results prepared using IFRS, do not have any standardized meaning according to IFRS.

Conference Call Info:

Topic:  Medicure's Q2 2025 Results

Call date:  Thursday, August 21, 2025

Time:  7:30 AM Central Time (8:30 AM Eastern Time)

Toll Free: 1 (888) 506-0062

International:  1 (973) 528-0011

Participant Access Code: 850331

Webcast: This conference call will be webcast live over the internet at the following link: https://www.webcaster4.com/Webcast/Page/2965/52887

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

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About Medicure Inc.

Medicure is a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company’s U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug Inc. (“Marley Drug”), a pharmacy subsidiary servicing all 50 states, Washington D.C. and Puerto Rico. Marley Drug® is committed to improving access to medications for all Americans together with exceptional customer service and free home delivery. Medicure also operates Gateway Medical Pharmacy (“Gateway”), located in Portland, Oregon in a medical office building near major transportation lines and multiple healthcare clinics and centers. In addition to regular customers, the pharmacy services multiple long-term care facilities and provides non-sterile compounding services. Medicure also operates West Olympia Pharmacy (“West Olympia”), located in Olympia, Washington in a medical office complex near multiple clinics. For more information visit www.marleydrug.com. For more information about Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, please visit www.aggrastat.com or refer to the full Prescribing Information. For additional information about ZYPITAMAG®, please visit www.zypitamag.com or refer to the full Prescribing Information.

To be added to Medicure’s e-mail list, please visit:

http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words “believes”, “may”, “plans”, “will”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and similar expressions, may constitute “forward-looking information” within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as “forward-looking statements”). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected results, including future revenue from P5P, the likelihood of receiving a priority review voucher from the United State Food and Drug Administration, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the “Risk Factors” section of its current Form 20F.

AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG® (pitavastatin) tablets, and Marley Drug® are registered trademarks.

For more information, please contact:

Dr. Albert D. Friesen

Chief Executive Officer

Tel. 888-435-2220

Fax 204-488-9823

E-mail: info@medicure.com

www.medicure.com

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Consolidated Statements of Financial Position (expressed in thousands of Canadian dollars, except per share amounts)

	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$4,739	$7,191
Accounts receivable	5,085	5,298
Inventories	4,003	3,282
Prepaid expenses	259	126
Total current assets	14,086	15,897
Non‑current assets:
Property and equipment	1,199	955
Intangible assets	8,705	9,354
Goodwill	4,329	3,375
Other assets	93	98
Total non‑current assets	14,326	13,782
Total assets	$28,412	$29,679
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$8,548	$7,932
Income taxes payable	15	95
Current portion of lease obligations	481	368
Acquisition payable	368	-
Holdback payable	82	-
Total current liabilities	9,494	8,395
Non‑current liabilities
Lease obligations	611	506
Total non‑current liabilities	611	506
Total liabilities	10,105	8,901
Equity:
Share capital	81,014	81,014
Contributed surplus	10,985	10,919
Accumulated other comprehensive loss	(5,321)	(4,264)
Deficit	(68,371)	(66,891)
Total equity	18,307	20,778
Total liabilities and equity	$28,412	$29,679

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Consolidated Statements of Net Loss and Comprehensive Loss (expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024

Revenue, net	$6,669	$5,165	$12,153	$10,859
Cost of goods sold	3,234	2,213	5,875	4,010
Gross profit	3,435	2,952	6,278	6,849

Expenses
Selling	2,133	1,834	3,962	3,808
General and administrative	1,260	1,368	2,359	2,577
Research and development	741	868	1,311	1,544
	4,134	4,070	7,632	7,929

Finance (income) costs:
Finance income, net	(20)	(36)	(54)	(87)
Foreign exchange (gain) loss, net	49	25	84	32
	29	(11)	30	(55)
Net loss before income taxes	$(728)	$(1,107)	$(1,384)	$(1,025)
Income tax expense
Current	58	110	96	141
Net loss	$(786)	$(1,217)	$(1,480)	$(1,166)
Other comprehensive income (loss):
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries	(1,032)	212	(1,057)	711
Other comprehensive income (loss), net of tax	(1,032)	212	(1,057)	711
Comprehensive loss	$(1,818)	$(1,005)	$(2,537)	$(455)

Loss per share
Basic	$(0.08)	$(0.12)	$(0.14)	$(0.11)
Diluted	$(0.08)	$(0.12)	$(0.14)	$(0.11)

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Consolidated Statements of Cash Flows (expressed in thousands of Canadian dollars, except per share amounts)

For the six months ended June 30	2025	2024
Cash used in:
Operating activities:
Net loss for the period	$(1,480)	$(1,166)
Adjustments for:
Amortization of property, plant and equipment	235	209
Amortization of intangible assets	1,054	897
Share‑based compensation	66	100
Finance income, net	(54)	(87)
Unrealized foreign exchange loss	84	32
Income tax expense	96	141
Change in the following:
Accounts receivable	213	336
Inventories	(713)	(870)
Prepaid expenses	(128)	(465)
Accounts payable and accrued liabilities	616	650
Interest received, net	89	115
Income taxes paid	(151)	(54)
Cash used in operating activities	(73)	(162)
Investing activities:
Acquisition of intangible assets	-	(191)
Acquisition of Gateway Pharmacy	(542)	-
Acquisition of West Olympia Pharmacy	(1,635)	-
Cash used in investing activities	(2,177)	(191)
Financing activities:
Repayment of lease liability	(202)	(166)
Cash used in financing activities	(202)	(166)
Decrease in cash and cash equivalents	(2,452)	(519)
Cash and cash equivalents, beginning of period	7,191	6,369
Cash and cash equivalents, end of period	$4,739	$5,850

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